February 23, 2007

BY FAX & Mail

(202) 772-9205

United States Securities and Exchange Commission

100 F Street NE

Washington, DC

USA 20549

Dear Mr. Spirgel:

RE:	File No. 001-14148
CanWest Global Communications Corp.
Form 40-F
Year ended August 31, 2006

We have received your correspondence of February 13, 2007 in which you requested an explanation as to our process in recognizing airtime revenues including the determination of the provision for viewer shortfall. While we are in the process of preparing our response, we respectfully request an additional 10 business days in which to respond and accordingly, expect to provide our response on or before March 14, 2007.

We trust this meets with your agreement.

Yours very truly,

/s/ John Maguire
John E. Maguire
Chief Financial Officer